SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blackhawk Biofuels, LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

NONE

(CUSIP Number)

Indeck Energy Services, Inc.

Lawrence A. Lagowski (847) 520-3212

600 N. Buffalo Grove Rd., Suite 300

Buffalo Gove, Illinois 60089

April 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d(f) or 240.13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Indeck Energy Services, Inc. IRS No. 36-3421443

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No.

Item 1.	Security and Issuer.
(a) Title of Class of Securities: Class A Units (b) Name of Issuer: Blackhawk Biofuels, LLC (c) Address of Issuer’s Principal Executive Offices: 210 W. Spring Street, Freeport, IL 61032-4230

Item 2.	Identity and Background
I.

(a)           Name of Person Filing: Indeck Energy Services, Inc.

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: develop, own, and operate power plants

(d)           Conviction in a criminal proceeding during the last five years: N/A

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: N/A

(f)            Citizenship: N/A

II.

(a)           Name of Person Filing: Gerald R. Forsythe

(b)           Residence or Business Address: 1111 Willis Avenue, Wheeling, IL. 60090

(c)           Principal Occupation or Employment: Executive

(d)           Conviction in a criminal proceeding during the last five years: None

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None

(f)            Citizenship: USA

III

(a)           Name of Person Filing: Michelle Rae Fawcett

(b)           Residence or Business Address: 310 Macalpin Court, Barrington, IL. 60010

(c)           Principal Occupation or Employment: Homemaker, BOD at AEL Financial and AEB

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: US/ American Citizen

IV	(a) Name of Person Filing: Marsha Forsythe-Fornier (b) Residence or Business Address: 1111 Willis Avenue, Wheeling, IL. 60090

(c)           Principal Occupation or Employment: President IPEC

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: USA

V

(a)           Name of Person Filing: Monica J. Breslow

(b)           Residence or Business Address: MBR Properties and Management, 2356 N. Damen Ave., Suite 1, Chicago, IL. 60647

(c)           Principal Occupation or Employment: Management

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: USA

VI

(a)           Name of Person Filing: Melissa Forsythe Bernadette

(b)           Residence or Business Address: 1111 Willis Avenue, Wheeling, IL. 60090

(c)           Principal Occupation or Employment: secretary

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: U.S.

VII

(a)           Name of Person Filing: Gerald F. DeNotto

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: Lawyer

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No (f) Citizenship: US

VIII

(a)           Name of Person Filing: J.B. Thompson

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: V. P. Project Management/Operations

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: USA

IX

(a)           Name of Person Filing: Michael D. Ferguson

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: Engineer

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: USA

X

(a)           Name of Person Filing: Joseph M. Oskorep

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: Vice President

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: United States

XI	(a) Name of Person Filing: Lawrence A. Lagowski

(b)           Residence or Business Address: 600 N. Buffalo Grove Road, Suite 300, Buffalo Grove, IL 60089

(c)           Principal Occupation or Employment: Senior Vice President

(d)           Conviction in a criminal proceeding during the last five years: No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)            Citizenship: U.S.

Item 3.	Source and Amount of Funds or Other Consideration.
Working Capital

Item 4.	Purpose of Transaction.
Investment

Item 5.	Interest in Securities of Issuer
(a)

Number and Percentage of Class beneficially owned: 1,000,000 Class A Units representing approximately 6% of the 16,619,474 Class A Units issued and outstanding as of March 31, 2008 as reported in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2008.

(b)	Voting and Dispositive Power: The reporting person holds direct power to vote or dispose of the Class A Units of the issuer
(c)	Transactions within 60 days: None
(d)

Right to Direct the Receipt of Dividends: No person other than Indeck Energy Services, Inc. is known to have the right to receive or the power to direct the receipt of dividends for, or any proceeds for the sale of the Class A units beneficially owned by Indeck Energy Services, Inc.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
NONE

Item 7.	Material to be Filed as Exhibits.
NONE

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 6, 2009

Indeck Energy Services, Inc.

		By:	/s/ Lawrence A. Lagowski
Lawrence A. Lagowski

		Its:	Senior Vice President